UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuLion, Inc.
File No. 000-53620 - CF#26927

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NeuLion, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.19, 10.20, 10.21 and 10.22 to a Form 10 filed on April 9, 2009, as amended on June 23, 2009.

Based on representations by NeuLion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through May 31, 2012
Exhibit 10.20	through May 31, 2014
Exhibit 10.21	through May 31, 2014
Exhibit 10.22	through May 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel